Exhibit 99.1

Infosys Technologies Limited – Financial Release December 31, 2004	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2004

Q3 revenue grows by 53%

Revenue is expected to grow by 50% in fiscal 2005

Fremont, California – January 12, 2005

Highlights

Consolidated results for the quarter ended December 31, 2004

•	Third quarter revenues at $ 423 million, up 53% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.42 from $ 0.27* in the corresponding quarter last fiscal

•	38 new clients were added during the quarter

•	Net addition of 2,280 employees for the quarter

•	35,229 employees as on December 31, 2004

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

Outlook for the quarter and the fiscal year ending March 31, 2005

•	Consolidated revenues expected to be between $ 452 million and $ 454 million for the quarter ending March 31, 2005, (growth of 49% to 50%) and between $ 1,589 million and $ 1,591 million for the fiscal year ending March 31, 2005; growth of 50%

•	Consolidated earnings per ADS* expected to be $ 0.44 for the quarter ending March 31, 2005, (growth of 52%) and $ 1.53 for the fiscal year ending March 31, 2005; growth of 49%

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its third quarter ended December 31, 2004. Revenues for the quarter aggregated $ 423 million, up 53% from $ 276 million for the quarter ended December 31, 2003.

Net income was $ 112 million ($ 71 million for the quarter ended December 31, 2003) and earnings per ADS was $ 0.42 ($ 0.27 for the quarter ended December 31, 2003*).

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

“We have seen another quarter of robust growth,” said Nandan M. Nilekani, CEO, President and Managing Director. “Infoscions have shown great energy and enthusiasm for all our new initiatives.”

“Our focus on creating synergies through Infosys Consulting and Progeon at either end of the services chain has enhanced our competitiveness,” said S. Gopalakrishnan, Member of the Board and COO.

Large corporations in the Insurance and Healthcare industries are increasingly using the Infosys-pioneered Global Delivery Model to improve efficiency and customer focus. Infosys is working with a premier US-based wellness company and a provider of tools, applications and healthcare content to analyze, design and implement new systems that strengthen their internal processes. In a mission-critical assignment, the most distinguished preferred provider organization (PPO) network in the US selected Infosys to rewrite its core system. For one of the largest insurance companies in the US, Infosys developed an enterprise-wide road map for content management strategy.

Infosys’ business solutions continued to enhance competitiveness for clients in the Retail industry. A US supermarket giant used Infosys’ services to address process improvement initiatives and program management issues. Infosys also completed a large end-to-end business process re-engineering initiative

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Infosys Technologies Limited – Financial Release December 31, 2004	US GAAP Press Release

for a leading corporation in the food distribution business. A premier apparel marketer in the US partnered with Infosys for a business consulting engagement.

“Demand for offshore outsourcing continued to be strong,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “Clients have responded favorably to the combination of our consulting services and offshore delivery.”

“Our growth has been well supported by our relentless pursuit of excellence, not only in our core client delivery processes but also in all the business enabling areas,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery

Cash and cash equivalents and investments in liquid mutual funds, increased by $ 88 million during the quarter, from $ 545 million to $ 633 million, after incurring capital expenditure of $ 58 million.

“We have been able to maintain our operating margins despite the appreciation of the rupee,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for its clients across the entire software life cycle: consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited – Financial Release December 31, 2004	US GAAP Press Release

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and on Form 6-K for the quarters ended June 30, 2004 and September 30, 2004 and Registration Statement on Form F-3 filed on December 20, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor	Sandeep Shroff, U.S.	V. Balakrishnan, India
Relations	+1 (510) 742-2960	+91 (80) 2852-0440
	sandeep_shroff@infosys.com	balakv@infosys.com

Media	Steven Gottlieb, U.S.	Tina George, India
Relations	+1 (510) 742-2946	+91 (80) 2852-2408
	Steven.Gottlieb@pr21.com	tina_george@infosys.com

Infosys Technologies Limited – Financial Release December 31, 2004	US GAAP Press Release

Infosys Technologies Limited and Subsidiaries

Consolidated balance sheets as of

		($ in millions)
	March 31, 2004 *	December 31, 2004
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$445	$389
Investment in liquid mutual fund units	218	244
Trade accounts receivable, net of allowances	150	240
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	39
Unbilled revenue	24	29

Total current assets	873	943
Property, plant and equipment, net	228	321
Goodwill	8	8
Intangible assets, net	2	1
Deferred tax assets	7	8
Other assets	14	24

Total Assets	$1,132	$1,305

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	15	8
Other accrued liabilities	99	114
Income taxes payable	22	32
Unearned revenue	15	26

Total current liabilities	152	181
Non-current liabilities
Preferred stock of subsidiary	22	22
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $ 0.16 par value 300,000,000 equity shares authorized as of December 31, 2004 Issued and outstanding – 266,564,224 and 269,456,304 equity shares as of March 31, 2004 and December 31, 2004 respectively	9	31
Additional paid-in capital	157	228
Accumulated other comprehensive income	39	42
Retained earnings	748	796

Total stockholders’ equity	953	1,097

Total Liabilities and Stockholders’ Equity	$1,132	$1,305

*	March 31, 2004 balances were obtained from audited financial statements

Infosys Technologies Limited – Financial Release December 31, 2004	US GAAP Press Release

Infosys Technologies Limited and Subsidiaries

Unaudited consolidated statements of income

	($ in millions, except share and per share data)
	Three months ended December 31,		Nine months ended December 31,
	2003	2004	2003	2004
Revenues	$276	$423	$760	$1,137
Cost of revenues (including amortization of stock compensation expenses of $ 2 million for the nine months ended December 31, 2003)	155	241	430	642

Gross profit	121	182	330	495

Operating Expenses:
Selling and marketing expenses	21	26	56	76
General and administrative expenses	21	34	59	91
Amortization of stock compensation expenses	—	—	1	—
Amortization of intangible assets	3	—	7	1

Total operating expenses	45	60	123	168

Operating income	76	122	207	327
Other income	9	11	24	17

Income before income taxes	85	133	231	344
Provision for income taxes	14	21	38	52

Net income	$71	$112	$193	$292

Earnings per equity share
Basic	0.27	0.42	0.74	1.09
Diluted	0.26	0.40	0.73	1.07
Weighted average equity shares used in computing earnings per equity share
Basic	262,839,448	267,360,142	262,512,796	266,307,767
Diluted	268,727,184	275,372,238	266,228,668	272,581,961